U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Richard A. Steinke, 1501 Industrial Road, Boulder City, NV 89005
2.  Issuer Name and Ticker or Trading Symbol: Amerityre Corporation (AMTY)
3.  IRS or Social Security Number of Reporting Person (Voluntary):
4.  Statement for (Month/Date/Year): 3/10/03
5.  If Amendment, Date of Original (Month/Day/Year):
6.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: President and CEO
7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned
1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 3/10/03
3. Transaction Code: S
4. Securities Acquired (A) or Disposed of (D):
               50,000 shares (D) at $1.00 per share
5. Amount of Securities Beneficially Owned Following Reported Transaction(s):
               1,383,500 shares
6. Ownership Form: Direct(D)or Indirect(I): (D) 128,500  (I)  1,255,000
7. Nature of Indirect Beneficial Ownership: 455,000 owned by Gemini Funding Services Profit Sharing Account of which Mr. Steinke is the principal beneficiary, and 800,000 owned by S102 Irrevocable Trust for which Mr. Steinke is the trustee.

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security:
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date (Month/Day/Year):
4. Transaction Code:
5. Number of Derivative Securities Acquired (A) or Disposed of (D):
6. Date Exercisable and Expiration Date (Month/Day/Year):
7. Title and Amount of Underlying Securities:
8. Price of Derivative Security:
9. Number of Derivative Securities Beneficially Owned at End of Month:
10. Ownership Form of Derivative Security, Direct (D) or Indirect (I):
11.  Nature of Indirect Beneficial Ownership:

Explanation of Responses: The above shares were sold in a non-market, private transaction.


Signature of Reporting Person: /S/ Richard A. Steinke
Date: 3/10/03